Exhibit 99.1

Kamada Announces Planned Transition of Chief Financial Officer

Rehovot, Israel, and Hoboken, NJ – December 19, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced that its Chief Financial Officer (CFO), Chaime Orlev, will transition out of his role to pursue other opportunities, effective March 15, 2023, following the expected filing date of Kamada’s Annual Report on Form 20-F. Kamada has a search underway to identify a successor to Mr. Orlev, who has served as the Company’s CFO since 2017. Mr. Orlev will provide transitional support to the new CFO to be appointed by Kamada.

“On behalf of the entire Kamada team and the Board of Directors, I would like to thank Chaime for his leadership and significant contributions to Kamada during the past five years, including having successfully overseen the acquisition and integration of the portfolio of four FDA-approved IgGs we obtained in November 2021 and the establishment of Kamada Plasma, our U.S. specialty plasma collection business,” said Amir London, Kamada’s Chief Executive Officer. “Chaime has been instrumental in our continued growth and now completed rapid transition into a diversified, fully integrated commercial company in a strong operating and financial position. I wish him all the best in his future endeavors.”

“I am thankful for the privilege of having served, over the past five years, as Kamada’s CFO, including working closely with Amir, the rest of Kamada’s management team and its Board of Directors to advance the Company’s growth strategy through multiple businesses,” said Mr. Orlev. “With the transformation into a broad and diversified organization concluded, I believe that now is the right time for me seek new challenges. I look forward to working with the Kamada team and my successor to ensure an efficient and seamless transition.”

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel through 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) timing of filing of the Form 20-F; and 2) transition period for onboarding of the new CFO. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the talent pool for CFOs, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com